AMERICAFIRST QUANTITATIVE FUNDS

Amended and Restated Management Agreement

APPENDIX A

Date: November 16, 2018

FUND	ANNUAL MANAGEMENT FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
AmericaFirst Defensive Growth Fund	1.50%
AmericaFirst Income Fund	1.25%
AmericaFirst Tactical Alpha Fund	1.25%*
AmericaFirst Quantitative Strategies Fund	1.00%
AmericaFirst Seasonal Rotation Fund	1.25%
AmericaFirst Large Cap Share Buyback Fund	1.25%

* Reduced to 1.00% effective upon the reorganization of the AmericaFirst Quantitative Strategies Fund with and into the AmericaFirst Tactical Alpha Fund, which is anticipated to be complete on December 27, 2018.

AMERICAFIRST QUANTITATIVE FUNDS

By:

/s/Rick Gonsalves

Name: Rick Gonsalves

Title: Trustee

AMERICAFIRST CAPITAL MANAGEMENT, LLC

By:

/s/Rick Gonsalves

Name: Rick Gonsalves

Title: President